Exhibit 12.1
The J. M. Smucker Company
Computation of Ratio of Earnings to Fixed Charges
(in millions of dollars)

April 30, 2018 Year Ended
Earnings before fixed charges:
Income before income taxes	$861.0
Total fixed charges	210.8
Less: capitalized interest	(2.2)
Earnings available for fixed charges	$1,069.6
Fixed charges:
Interest and other debt expense, net of capitalized interest	$176.9
Capitalized interest	2.2
Estimated interest portion of rent expense (A)	31.7
Total fixed charges	$210.8
Ratio of earnings to fixed charges	5.1

(A)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.